Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

February 8, 2007

Dear CBOT Members:

On February 6, 2007, the Securities and Exchange Commission (the “SEC”) published a Notice to solicit comments on the CBOE’s Proposed Rule Change, relating to the CBOE’s December 12, 2006 proposed interpretation of Article Fifth(b) of CBOE’s Certificate of Incorporation. A copy of the Notice is attached to this letter.

The CBOE’s Proposed Rule Change, if it is approved by the SEC, would extinguish the Exercise Right upon the closing of the proposed merger between Chicago Mercantile Exchange Holdings, Inc. and CBOT Holdings, Inc. This Exercise Right was granted to CBOT members in the CBOE’s Certificate of Incorporation. The SEC will receive comments over the next few weeks and then consider both the CBOE’s proposal and the comments received on that proposal.

All interested persons, including CBOT B-1 Members, are invited to submit written comments concerning the CBOE’s Proposed Rule Change to the SEC on or before February 27, 2007. We believe the SEC should disapprove the CBOE’s Proposed Rule Change, and we intend to submit written comments covering some or all of the following points. You may also wish to submit comments covering these or other points you believe the SEC should consider in reviewing the CBOE’s Proposed Rule Change. If you wish to submit written comments, please be sure the SEC receives your comments on for before the February 27, 2007 deadline. Instructions for submitting comments are set forth below. While you are welcome to include the following points in your submission, you should not submit a form letter, nor should you simply repeat these points in your submission.

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CBOT full members provided valuable consideration when they, not the CBOE members, created the CBOE. As the CBOE concedes in its proposal, the CBOT and its members contributed their time, their money and their intellectual property. But for the contributions of CBOT full members, there would be no CBOE.

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Many times throughout the period from the creation of the CBOE to the present, the CBOE has recognized that, as compensation for the time, money, and resources that the CBOT and its members expended in the development of the CBOE, the CBOT full members have a contract right to become CBOE members without obtaining a separate CBOE membership.

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Since the creation of the CBOE, Article Fifth(b) of the CBOE’s Charter has provided those membership privileges to CBOT members. The CBOE has amplified this right in numerous contracts since its creation.

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By the Charter and those contracts, eligible CBOT full members have trading rights/access to the CBOE and have the right to share equally in any distribution stemming from CBOE’s planned demutualization.

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CBOE’s Proposed Rule Change is simply an effort by the CBOE (a) to take the contract rights of CBOT full members without compensation; and (b) to enrich its regular members at the expense of CBOT full members. It has nothing to do with furthering the principles of Section 6(b) of the Securities Exchange Act of 1934, as amended, to promote just and equitable principles of trade, to perfect the mechanism of a free and open market and to protect investors and the public interest. This is a matter of state corporate and contract law that should be resolved in the pending Delaware litigation.

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CBOE’s Proposed Rule Change, in violation of eligible CBOT full members’ contractual rights under Article Fifth(b) (as well as under the subsequent agreements), represents an attempt to confiscate the valuable property interest of eligible CBOT full members.

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CBOE’s Proposed Rule Change is also a violation of eligible CBOT full members’ contractual rights to access the CBOE’s market, creating a new, previously non-existent, financial risk to Exerciser Members.

Comments may be submitted either electronically or by paper. There are two different methods of electronic comments. The first method is by way of the SEC’s Internet comment form: http://www.sec.gov/rules/sro.shtml. The second method is by sending an e-mail to rule-comments@sec.gov. Be certain to include “File No. SR-CBOE-2006-106” in the “re:” or “Subject” line of any e-mail.

Paper comments must be submitted in triplicate to:

Nancy M. Morris

Secretary, Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-1090

Be certain to refer to “File No. SR-CBOE-2006-106” in the paper submission.

The SEC will post all comments on the SEC’s Internet web site. All submissions should be submitted to the SEC on or before February 27, 2007.

Very truly yours,

Charles P. Carey Chairman of the Board	Bernard W. Dan President and CEO

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained when available, without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.